FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA CLOSES FIRST TRANCHE OF PRIVATE PLACEMENT

Vancouver, Canada, Aug 18th, 2009 - CanAlaska Uranium Ltd. (TSX.V – CVV, OTCBB – CVVUF, Frankfurt – DH7)  (“CanAlaska” or the “Company”) is pleased to announce that it has closed the first tranche of its non-brokered private placement previously announced in its news release of July 23, 2009, and has issued a total of 4,411,764 units at $0.17/unit (“Unit”) for gross proceeds of $750,000.  Of the 4,411,764 Units issued, 2,941,175 ($500,000) were issued to the MineralFields Group.

In connection with this closing, the Company has paid an aggregate of $37,500 in cash and issued an aggregate of 220,587 compensation options, as finders’ fees.  Each compensation option entitled the holder thereof to acquire one Unit at a price of $0.17/Unit for a period of 24 months.

All securities issued pursuant to this private placement are subject to a Canadian hold period expiring December 15, 2009.

The proceeds from this private placement will be applied towards ongoing uranium exploration at the Company’s projects, including additional drilling at the Fond Du Lac project.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in twenty 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles). To-date, CanAlaska has expended over Cdn$50 million exploring its properties and has delineated multiple uranium targets. The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners. Among others, Mitsubishi Development Pty Ltd, a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$10 mil. in exploration funding for its West McArthur Project. Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.  A Memorandum of Understanding has also recently been executed with mining partner East Resources Inc. to commence exploration on the Poplar Project comprising a potential 100,000 metres of drill testing.  In addition, Kodiak Exploration has also optioned the McTavish Project to advance exploration with the goal of attaining a 60% project interest earn-in by delineating a minimum of 35 million pounds U3O8.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	August 18th, 2009